Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION
OF
PEARL HOLDINGS ACQUISITION CORP

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

FIRST, RESOLVED, as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)	amending Article 49.7 by deleting the references to:

“December 17, 2024”

and replacing them with the following:

“June 17, 2026”